[AmTrust Financial Services, Inc. letterhead]

April 8, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated March 26, 2014 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comment and set forth our response below.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Ceding Commission Revenue, page F-10
Income Taxes, page F-15

1.
Please refer to your responses to prior comments 3 and 4. The reclassification of ceding commission revenues to net them against acquisition costs and other expenses and the reclassification from general and administrative expenses to income tax provision resulting from utilization of the Luxembourg equalization reserve appear to be material. For example, it appears that adjustments to total revenues, income before income taxes and equity in earnings of unconsolidated subsidiaries, and the provision for income taxes exceeded 10% of these consolidated statements of income line items after the reclassifications for the years ended December 31, 2011 and 2012, and exceeded 10% of total revenues and provision for income taxes after the reclassifications for the year ended December 31, 2010. It is not clear why these reclassifications are not corrections of errors under ASC 250-10-45. Please provide us with a complete materiality analysis to support your conclusion for each of the three years. Refer to SAB Topic 1:M (SAB 99).

Response: ASC 250-10-45 is subject to materiality considerations and, therefore, our assessment of materiality was central to the manner in which we recorded and reported the error. Since we concluded that the errors were not material, as described below, the requirements of ASC 250-10-45 did not apply.

Ceding Commission

To determine if the historical financial statements were materially misstated, we considered whether the reclassification of ceding commission revenues to net them against acquisition costs and other underwriting

Jim B. Rosenberg
Division of Corporation Finance
April 8, 2014

expenses was material in relation to our financial statements taken as a whole, considering the total mix of information available and the circumstances relevant to our investors and other users of our financial statements. As noted in Staff Accounting Bulletin (“SAB”) No. 99 – Materiality (“SAB 99”), a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. Both the SEC and the FASB, in their guidance, have consistently emphasized the need to consider both quantitative and qualitative factors when performing a materiality assessment. It is under these principles that we made our materiality assessment in light of the surrounding facts and circumstances and considering the total mix of information.

This reclassification resulted in a decrease in revenues and as well as a decrease in expenses of $196,982, $153,953 and $138,261 (amounts in thousands) during the years ended December 31, 2012, 2011 and 2010, respectively. As the Staff indicates, the adjustment to total revenues (and the same adjustment to total expenses) exceeded 10% of these consolidated statement of income line items after the reclassifications for the years ended December 31, 2011 and 2012. However, as specifically stated in SAB 99, the quantification, in percentage terms, of the magnitude of the reclassification is only the beginning of a materiality analysis. In its Concept Statement No. 2, 125, the FASB stated that “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

In our Form 10-K for the year ended December 31, 2012, on page 63, we describe our expense ratio as “the ratio of the sum of acquisition costs and other underwriting expenses less ceding commission revenue to net premiums earned.” Regardless of whether the earned ceding commission is presented as revenue or a contra expense, we have been transparent in our disclosure of how the ceding commission is meaningful to the overall operations of the Company. In the property and casualty insurance industry, one of the most meaningful metrics is an insurance company’s expense ratio. Our expense ratio would not change in any period presented as a result of earned ceding commission.

In addition, this reclassification of ceding commission from revenues to an offset to expenses resulted in no changes to net income, earnings per share, return on equity, operating earnings, loss ratio, or combined ratio, which are the other measures that are most relevant to our investors. The reclassification did not mask a change in earnings or other trends, nor hide a failure to meet analysts’ expectations. The reclassification had the same impact on each of our operating segments, as we allocate earned ceding commissions to our segments based on each segment’s proportionate share of total acquisition costs and other underwriting expenses recognized during the period. The reclassification did not affect our compliance with any regulatory requirements, loan covenants or other contractual requirements, nor did it impact management compensation. Although the dollar amount reclassed was quantitatively significant, it was previously presented as a separate financial statement line item and thus was fully transparent. We did not anticipate that this reclassification would result in a significant market reaction, positive or negative. For these reasons, we made the determination that the reclassification of ceding commission from revenue to an offset against acquisition costs and other underwriting expenses was not material in relation to our financial statements taken as a whole.

Lastly, in late 2008 – mid 2009, we received comments from the Staff related to our accounting for ceding commission. Specifically, in its October 7, 2008 letter, the Staff asked us to explain why we did not account for ceding commission received from our quota share agreement with Maiden Insurance Company Ltd. (“Maiden”) as a reduction of the related policy acquisition costs to be recognized through reduced amortization in future periods. We discussed this question further in two follow-up telephone conversations with the Staff on January 15, 2009 and July 8, 2009, as memorialized in our written responses dated March 3, 2009 and July 13, 2009.

Jim B. Rosenberg
Division of Corporation Finance
April 8, 2014

We had historically presented ceding commission earned from our quota share agreement with Maiden, a related party, as a component of revenue, while presenting ceding commission earned from external unrelated third party reinsurers as a reduction of acquisition costs and other underwriting costs. As a result of the 2008 – 2009 comment process, we agreed to report all ceding commission earned through reinsurance agreements as a component of revenue, specifically ceding commission – primarily related party. In our Form 10-K filing for the year ended December 31, 2008, we reclassified the prior period (2007) presentation to show all ceding commission earned as a revenue line item. We were not required to file a restatement of our Form 10-K for the year ended December 31, 2007 for this reclassification. In our December 4, 2013 response, we acknowledged the Staff’s position and agreed to reclassify ceding commission as a reduction of acquisition costs and other underwriting expenses. Our analysis for not needing to restate in 2013 is similar to our analysis in 2008.

Income Tax Provision
Next, we considered whether the reclassification of reductions to our Luxembourg deferred tax liability from a reduction of other underwriting expenses, which is presented with acquisition expenses and salaries and benefits under the line item “acquisition costs and other underwriting expenses,” to a reduction in provision for income taxes was material in relation to our financial statements taken as a whole, considering the total mix of information available and the circumstances relevant to our investors and other users of our financial statements. As discussed above, a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. We considered both quantitative and qualitative factors when performing this materiality assessment. It is under these principles that we made our materiality assessment in light of the surrounding facts and circumstances and considering the total mix of information.

This reclassification resulted in the following increases/(decreases) to other expenses, acquisition costs and other underwriting expenses and provision for income taxes:

	Years ended December 31,
(Amounts in thousands)	2012	2011	2010
Other Expense	$16,389	$30,479	$—
Acquisition costs and other underwriting expenses	9,274	26,916	(6,837)
Provision for income taxes	(25,663)	(57,395)	6,837

As the Staff indicates, the adjustments to “Income before other income (expense), income taxes and equity in earnings of unconsolidated subsidiaries” exceeded 10% of this line item after the reclassification for the years ended December 31, 2012 and 2011 and the adjustments to “provision for income taxes” exceeded 10% of this line item after the reclassification for the years ended December 31, 2012, 2011 and 2010.

However, the reclassifications resulted in no changes in the years ended December 31, 2012, 2011 or 2010 to underwriting income, net income, earnings per share, return on equity, operating earnings or loss ratio. In addition, the changes to combined ratio and expense ratio were minimal for the years ended December 31, 2012 (increase of 0.7%) and December 31, 2010 (decrease of 0.9%). In the year ended December 31, 2011, the adjustments resulted in an increase to the expense ratio from 23.6% to 26.2% and an increase to the combined ratio of the same amount (from 89.0% to 91.6%). These ratios are not cumulative in nature, meaning the fact that the expense ratio and combined ratio increased in 2011 as a result of this reclassification did not have any impact on the same ratios in 2012 or 2013. As a company, we are not evaluated on our effective tax rate. The measures that are most important to our investors did not change, or changed very insignificantly.

Jim B. Rosenberg
Division of Corporation Finance
April 8, 2014

The reclassification did not affect our compliance with any regulatory requirements, loan covenants or other contractual requirements, nor did it impact management compensation. We did not anticipate that this reclassification would result in a significant market reaction, positive or negative. For these reasons, we made the determination that the reclassification of ceding commission from revenue to an offset against acquisition costs and other underwriting expenses was not material in relation to our financial statements taken as a whole.

Aggregate Analysis

Pursuant to SAB 99, although we considered each reclassification separately to determine whether the reclassifications caused the financial statements to be materially misstated, we also considered the aggregate effect of all reclassifications. The reclassifications discussed above were unrelated, other than that both reclassifications resulted in a change to the acquisition costs and other underwriting expenses line item of the income statement. As discussed above, none of the line items that investors find significant were materially impacted, if at all. The reclassifications were not pervasive in that they only affected four financial statement line items. We do not believe that the reclassifications of these individual amounts, when aggregated with the other reclassifications, render the financial statements as a whole to be materially misleading. We also considered the effect of the reclassifications from prior periods on our 2013 financial statements and determined that these reclassifications from prior periods did not cause our 2013 financial statements to be materially misleading.

Exhibit A to this response letter shows how the aggregate reclassifications impacted the previously issued financial statements for the years ended December 31, 2011 and 2010. Exhibit A to our response letter dated March 3, 2014 showed the impact of the reclassifications for the year ended December 31, 2012.

Disclosure of reclassification in Form 10-K for the year ended December 31, 2013
Although not specifically responsive to the Staff’s question about our materiality analysis for the years included in our 2012 Form 10-K, we did present these reclassifications, in detail by year, in our Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) in the following sections: Item 6: Selected Financial Data; Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies; Note 2: Significant Accounting Policies; Note 7: Intangible Assets and Goodwill; Note 16: Income Taxes; and Note 25: Quarterly Financial Data (unaudited). The reclassification disclosure in the 2013 Form 10-K was transparent and allowed the reader to understand how each line item in the Consolidated Statements of Income and Consolidated Balance Sheets was impacted by the reclassifications. We also included disclosure of the reclassifications in our earning release and related Form 8K filing dated February 14, 2014.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jim B. Rosenberg
Division of Corporation Finance
April 8, 2014

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.

Exhibit A

AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	Reclassified		As Filed
	Year Ended		Year Ended
	December 31, 2011	Reclassification	December 31, 2011
Revenues:
Premium income:
Net written premium	$1,276,597		$1,276,597
Change in unearned premium	(239,736)		(239,736)
Net earned premium	1,036,861		1,036,861
Ceding commission – primarily related party	—	$(153,953)	153,953
Service and fee income (related party - $29,041)	108,660		108,660
Net investment income	55,515		55,515
Net realized gain (loss) on investments	2,768		2,768
Total revenues	1,203,804	(153,953)	1,357,757
Expenses:
Loss and loss adjustment expense	678,333		678,333
Acquisition costs and other underwriting expenses (net of ceding commission - primarily related party – $153,953)	271,367	(127,037)	398,404
Other	117,090	30,479	86,611
Total expenses	1,066,790	(96,558)	1,163,348
Income before other income (expense), income taxes and equity in earnings of unconsolidated subsidiary	137,014	(57,395)	194,409
Other income (expense):
Interest expense	(16,079)		(16,079)
Gain on investment in life settlement contracts net of profit commission	46,892		46,892
Foreign currency gain (loss)	(2,418)		(2,418)
Acquisition gain on purchase	5,850		5,850
Total other income (expense)	34,245	—	34,245
Income before income taxes and equity in earnings of unconsolidated subsidiary	171,259	(57,395)	228,654
Provision for income taxes	(15,023)	(57,395)	42,372
Income before equity in earnings of unconsolidated subsidiary	186,282	—	186,282
Equity in earnings of unconsolidated subsidiary – related party	4,882		4,882
Net income	191,164	—	191,164
Net loss (income) attributable to non-controlling interest of subsidiaries	(20,730)		(20,730)
Net income attributable to AmTrust Financial Services, Inc.	$170,434	$—	$170,434
Earnings per common share:
Basic earnings per share	$2.58		$2.58
Diluted earnings per share	$2.52		$2.52
Dividends declared per common share	$0.34		$0.34
Weighted average common shares outstanding:
Basic	65,915		65,915
Diluted	67,661		67,661
Net realized gain (loss) on investments:
Total other-than-temporary impairment loss	$(4,411)		$(4,411)
Portion of loss recognized in other comprehensive income	—		—
Net impairment losses recognized in earnings	(4,411)		(4,411)
Other net realized gain (loss) on investments	7,179		7,179
Net realized investment gain (loss)	$2,768		$2,768

Selected Insurance Ratios and Operating Information:

	Reclassified		As Filed
	Year Ended		Year Ended
	December 31, 2011	Reclassification	December 31, 2011

Net loss ratio	65.4%	—	65.4%
Net expense ratio	26.2%	2.6%	23.6%
Net combined ratio	91.6%	2.6%	89.0%
Return on equity	21.2%	—	21.2%

AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	Reclassified		As Filed
	Year Ended		Year Ended
	December 31, 2010	Reclassification	December 31, 2010
Revenues:
Premium income:
Net written premium	$827,226		$827,226
Change in unearned premium	(81,567)		(81,567)
Net earned premium	745,659		745,659
Ceding commission – primarily related party	—	$(138,261)	138,261
Service and fee income (related party - $12,322)	62,067		62,067
Net investment income	50,517		50,517
Net realized gain (loss) on investments	5,953		5,953
Total revenues	864,196	(138,261)	1,002,457
Expenses:
Loss and loss adjustment expense	471,481		471,481
Acquisition costs and other underwriting expenses (net of ceding commission - primarily related party - $138,261)	157,711	(145,098)	302,809
Other	56,403		56,403
Total expenses	685,595	(145,098)	830,693
Income before other income (expense), income taxes and equity in earnings of unconsolidated subsidiary	178,601	6,837	171,764
Other income (expense):
Interest expense	(12,902)		(12,902)
Gain on investment in life settlement contracts net of profit commission	11,855		11,855
Foreign currency gain (loss)	684		684
Acquisition gain on purchase	—		—
Total other income (expense)	(363)	—	(363)
Income before income taxes and equity in earnings of unconsolidated subsidiary	178,238	6,837	171,401
Provision for income taxes	53,890	6,837	47,053
Income before equity in earnings of unconsolidated subsidiary	124,348	—	124,348
Equity in earnings of unconsolidated subsidiary – related party	23,226		23,226
Net income	147,574	—	147,574
Net loss (income) attributable to non-controlling interest of subsidiaries	(5,109)		(5,109)
Net income attributable to AmTrust Financial Services, Inc.	$142,465	$—	$142,465
Earnings per common share:
Basic earnings per share	$2.17		$2.17
Diluted earnings per share	$2.14		$2.14
Dividends declared per common share	$0.29		$0.29
Weighted average common shares outstanding:
Basic	65,532		65,532
Diluted	66,426		66,426
Net realized gain (loss) on investments:
Total other-than-temporary impairment loss	$(21,196)		$(21,196)
Portion of loss recognized in other comprehensive income	—		—
Net impairment losses recognized in earnings	(21,196)		(21,196)
Other net realized gain (loss) on investments	27,149		27,149
Net realized investment gain (loss)	$5,953		$5,953

Selected Insurance Ratios and Operating Information:

	Reclassified		As Filed
	Year Ended		Year Ended
	December 31, 2010	Reclassification	December 31, 2010

Net loss ratio	63.2%	—	63.2%
Net expense ratio	21.2%	(0.9)%	22.1%
Net combined ratio	84.4%	(0.9)%	85.3%
Return on equity	22.2%	—	22.2%

A-4